Exhibit 99.1

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja” or the “Company”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2014.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express an opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically, has reviewed these statements with management and the Auditors, and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ C. Thomas Ogryzlo	/s/ Nigel Kirkwood

C. Thomas Ogryzlo	Nigel Kirkwood
Interim Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 31, 2014

March 31, 2014

Independent Auditor’s Report

To the Shareholders of Baja Mining Corp.

We have audited the accompanying consolidated financial statements of Baja Mining Corp., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the Internal Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

2

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2013 and December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

	December 31,	December 31,
	2013	2012
		(note 7)
ASSETS
Cash and cash equivalents	3,103	5,562
Short-term deposits	-	1,005
Other current assets (note 4)	2,856	2,804
Restricted cash (note 5)	188	1,267
Current assets	6,147	10,638

Shareholder loans receivable (note 6)	17,905	-
Investment in associate (note 6)	-	43,694
Property, plant and equipment (note 8)	24	44

Total assets	24,076	54,376

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	1,014	723
Subordinated debt (note 9)	10,000	10,000
Current liabilities	11,014	10,723

Foreign withholding tax liability (note 16)	1,541	1,072

Total liabilities	12,555	11,795

Share capital (note 10)	291,467	291,467
Contributed surplus	143,940	143,913
Deficit	(434,842)	(405,523)
Accumulated other comprehensive income	10,956	12,724

Total shareholders’ equity	11,521	42,581

Total liabilities and shareholders’ equity	24,076	54,376

Nature of operations and going concern (note 1)
Derivative instruments (note 14)
Guarantees, commitments and contingencies (note 18)
Subsequent events (note 23)

Approved by the Board and authorized for issue on March 31, 2014.

/s/ C. Thomas Ogryzlo	Director	/s/ Ross Glanville	Director

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
For the years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, except per share amounts and number of shares outstanding)

Consolidated Statements of Operations

	Years ended December 31,
	2013	2012
		(note 7)
Expenses
General and administration (note 11)	4,020	18,035
Exploration and evaluation expenditures (note 12)	567	-
Research	-	76
Impairments (note 13)	-	190,379

Loss before other items	(4,587)	(208,490)

Foreign exchange gain (loss)	1,507	(7,863)
Loss on deconsolidation of subsidiary (note 7)	-	(127,260)
Loss on dilution of interest in associate (note 6)	(31,642)	-
Share of results in associate (note 6)	5,853	9,985
Fair value adjustment on derivative instruments (note 14)	-	10,583
Finance income	25	457
Finance expense	(6)	(354)

Loss before tax	(28,850)	(322,942)

Tax (expense) recovery (note 16)	(469)	1,673

Loss for the period	(29,319)	(321,269)

Loss for the year attributable to:
Shareholders of the Company	(29,319)	(270,273)
Non-controlling interests	-	(50,996)

Loss per share –
Basic	(0.09)	(0.79)
Diluted	(0.09)	(0.79)

Weighted average number of shares outstanding –
Basic	340,213,025	340,018,189
Diluted	340,213,025	340,018,189

Consolidated Statements of Comprehensive Loss

	Years ended December 31,
	2013	2012
Loss for the period	(29,319)	(321,269)

Other comprehensive (loss) income
Items that may be reclassified subsequent to profit or loss
Currency translation adjustment	(1,768)	7,571

Total comprehensive loss	(31,087)	(313,698)

Total comprehensive loss income attributable to:
Shareholders of the Company	(31,087)	(262,706)
Non-controlling interests	-	(50,992)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Equity
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
	Share capital				other		Non-
			Contributed		comprehensive		controlling	Total
	Number	Amount	surplus	Deficit	income	Total	interests	(note 7)
Balance – January 1, 2012	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the year	-	-	-	(270,273)	-	(270,273)	(50,996)	(321,269)
Currency translation adjustment	-	-	-	-	7,567	7,567	4	7,571
Exercise of stock options	450,000	590	(431)	-	-	159	-	159
Stock-based compensation expense	-	-	289	-	-	289	-	289
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Fair value differential of loans from non-controlling interests	-	-	35,144	-	-	35,144	15,062	50,206
Deconsolidation of subsidiary (note 7)	-	-	-			-	50,561	50,561
Balance – December 31, 2012	340,213,025	291,467	143,913	(405,523)	12,724	42,581	-	42,581
Loss for the year	-	-	-	(29,319)	-	(29,319)	-	(29,319)
Currency translation adjustment	-	-	-	-	(1,768)	(1,768)	-	(1,768)
Stock-based compensation expense	-	-	27	-	-	27	-	27
Balance – December 31, 2013	340,213,025	291,467	143,940	(434,842)	10,956	11,521	-	11,521

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows
For the years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless stated otherwise)

	Years ended December 31,
	2013	2012
		(note 7)
Cash flows from operating activities
Loss for the year	(29,319)	(321,269)
Items not affecting cash
Depreciation and accretion	17	1,417
Stock-based compensation expense	27	338
Unrealized foreign exchange	(1,510)	7,692
Loss on deconsolidation of subsidiary	-	127,260
Loss on dilution of interest in associate	31,642	-
Share of results in associate	(5,853)	(9,985)
Fair value adjustment on derivative instruments	-	(10,583)
Impairment charges	-	190,379
Income tax provision	469	(1,673)
	(4,527)	(16,424)

Net changes in working capital balances
Other current assets	(211)	(1,722)
Accounts payable and accrued liabilities	346	(1,217)
	(4,392)	(19,363)
Cash flows from investing activities
Redemption of short-term deposits	971	32,649
Reduction of restricted cash	1,030	3,158
Acquisition of property, plant and equipment	-	(279,238)
Proceeds from sale of property, plant and equipment	-	503
Increase in value-added tax recoverable	-	(2,080)
Increase in deposits	-	(6,467)
Increase in inventory	-	(409)
Reduction in cash from loss of control of subsidiary	-	(39,688)
	2,001	(291,572)
Cash flows from financing activities
Net proceeds from issuance of common shares	-	1,024
Expenditure on deferred financing costs	-	(2,068)
Proceeds from subordinated debt	-	97,470
Proceeds from senior debt	-	180,000
	-	276,426

Effect of exchange rate changes on cash and cash equivalents	(68)	446

Decrease in cash and cash equivalents	(2,459)	(34,063)
Cash and cash equivalents - beginning of year	5,562	39,625

Cash and cash equivalents - end of year	3,103	5,562

Supplemental cash flow information (note 19)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations and going concern

Baja Mining Corp. (the “Company” or “Baja”) was incorporated on July 15, 1985, under the Company Act of British Columbia. The Company’s primary focus has been the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project” or the “Project”) located near Santa Rosalia, Baja California Sur, Mexico. In addition, the Company intends to investigate and potentially pursue alternative project opportunities, subject to any capital investment or expenditure constraints the Company may be under pursuant to the Boleo Project funding agreements. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture exchange, the Frankfurt Stock Exchange and the OTCQB. The Company’s shares were delisted from the Toronto Stock Exchange at the close of business on Friday, March 14, 2014, and commenced trading on the TSX Venture Exchange at the open of business on Monday, March 17, 2014 under the symbol BAJ. The Company is domiciled in Canada and its registered office is 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 26, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation (“KORES”), LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). On August 27, 2012, pursuant to the terms of a funding agreement entered into between the Company and the Consortium on July 25, 2012 (the “Consortium Financing”), the Company’s ownership interest in MMB was reduced to 49% and further reduced to 26.2% on February 12, 2013, to 20.9% on April 18, 2013, to 15.7% on May 10, 2013, and to 10% on July 30, 2013.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption as detailed below. During the year ended December 31, 2013, the Company reported a loss of $29,319; and as at December 31, 2013, the accumulated deficit attributable to shareholders amounted to $434,482. As at December 31, 2013, the Company’s consolidated working capital deficit was $4,867.

Event of default

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the available project funding ($1,167,000 plus additional cost overrun facilities of $100,000).

The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in MMB’s senior lending agreements (the “2010 Project Financing”). As a result, MMB was unable to access any of the previously approved senior debt facilities.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations and going concern (continued)

Event of default (continued)

However, KORES and MMB have been successful in negotiating several standstill agreements or extensions with MMB’s senior lenders, whereby the lenders have agreed to refrain from exercising rights and remedies available to them under the 2010 Project Financing. The latest standstill agreement expires the earlier of the execution of a formal debt restructuring agreement and April 30, 2014.

Furthermore, the commercial banks included among the senior lenders (the “Commercial Banks”) had a right to close out their hedge positions, which was completed in the third quarter of 2013 (note 18(a)).

Consortium financing and Baja participation rights

The Consortium Financing comprised two funding stages: Phase I, completed on August 27, 2012, upon MMB having received $90,000 of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49%, resulting in a loss of control in MMB; and Phase II, completed on July 30, 2013, upon MMB having received $443,390 of additional funding (the “Phase II Funding Requirement”) pursuant to which the Company’s ownership interest was reduced in stages from 49% to 10%.

In addition, if the total funding costs to complete the project exceed $1,751,190 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

Baja has a right to contribute to the Phase II Funding Requirement such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II Funding Requirement, Baja’s interest in MMB will remain at 10%, subject to any further equity dilutions if the total funding costs to complete the project exceed $1,751,190. Baja’s right to contribute to the Phase II Funding Requirement is subject to contributing a minimum of $10,000. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341,069 to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company has instructed SRK to suspend any further work on the Updated NI 43-101 Technical Report for the time being, pending finalization by MMB and KORES of an updated mine plan.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations and going concern (continued)

Consortium phase II funding commitment

On February 12, 2013, the Company announced that pursuant to receipt of a definitive commitment by KORES on behalf of the Consortium and as contemplated in the Consortium Financing, it had agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase II Funding Requirement.

Based on Phase II contributions of $259,027 as at February 12, 2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB was transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2%. In addition, on February 12, 2013, the Company transferred to KORES $67,313 of its MMB shareholder loans plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing.

The framework agreed between the parties provided for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions made by the Consortium or KORES to MMB of $60,000, $60,000 and $64,363, which diluted Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively. No fixed schedule was set out for the timing of these funding contributions made by the Consortium or KORES to MMB.

During the quarter ended June 30, 2013, KORES contributed $124,962 of shareholder loans to MMB, triggering the next two pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on April 18, 2013, the Company transferred to KORES a further 5.3% equity interest in MMB and $27,288 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principal balance of its shareholder loans to MMB to $170,301. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33,627 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principal balance of its shareholder loans to MMB to $136,674.

During the quarter ended September 30, 2013, KORES contributed an additional $111,246 of shareholder loans to MMB triggering the final pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on July 30, 2013, the Company transferred to KORES a further 5.7% equity interest in MMB and $42,854 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 10% and the principal balance of its shareholder loans to MMB to $93,820.

MMB loss of control

Pursuant to the terms of the Consortium Financing, upon the loss of control of MMB, management responsibility transitioned from the Company to the Consortium and changes to be made to the shareholders’ agreement governing the rights of the shareholders of MMB were agreed. The changes will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. Currently, Baja has one representative on the MMB board.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations and going concern (continued)

As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantees to reflect its proportionate equity interest in MMB.

On February 12, 2013, KORES became the ultimate controlling party and parent and as at December 31, 2013, held 70% ownership in MMB.

Going concern considerations

Should KORES or the Consortium not continue to fund the construction of the Boleo Project to completion and/or a formal debt restructuring agreement is not reached with Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB.

Should MMB be forced to shut down the Project and/or the Remaining Project Financing Lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the 2010 Project Financing completion guarantee. Regardless of any changes in the Company’s ownership interest in MMB, currently, under the terms of the 2010 Project Financing, the Company remains liable as a guarantor for 70% of MMB’s senior borrowings and any amounts to be funded to achieve economic completion. As at December 31, 2013, MMB had drawn $229,277 against the 2010 Project Financing (note 18(a)).

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following:

(i)	the continued funding of the Boleo Project by the Consortium or KORES;

(ii)	the continued forbearance of the Remaining 2010 Project Financing Lenders in choosing not to exercise any further remedies available to them under the Event of Default;

(iii)

the renewal of the latest standstill agreement that expires on the earlier of the execution of a formal debt restructuring agreement and April 30, 2014, and/or the reinstatement or replacement of the remaining 2010 Project Financing;

(iv)	completion of development of the Boleo Project;

(v)	establishing profitable operations.

The achievement of these factors above cannot be assured. In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability (note 9). Accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

a)	Basis of preparation

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

c)	Principles of consolidation

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries.

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as where an investor is exposed, or has rights, to variable returns from its involvement in the investee and has the ability to affect those returns through power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. The results of subsidiaries that have been deconsolidated during the year are included up to the date control ceased. All significant inter-company transactions and balances have been eliminated upon consolidation.

The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 27, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. On August 27, 2012, Boleo Luxembourg lost control over MMB when its interest in MMB was reduced to 49%.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

d)	Foreign currency translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). At December 31, 2013, the Company has entities with Canadian dollar and US dollar functional currencies. The consolidated financial statements are presented in US dollars, which is the group’s presentation currency.

Foreign currency transactions

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets, liabilities, and equity are translated using the rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of operations.

Translation of the consolidated financial statements into the presentation currency

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities using the exchange rate at period end; and income, expenses and cash flow items using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of the entities with a functional currency other than the US dollar are reported within accumulated other comprehensive income as a separate component of equity.

e)	Financial assets and liabilities

A financial asset or liability is recognized initially (at trade date) at its fair value plus, in the case of a financial asset or liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument. Financial assets and liabilities carried at fair value through profit and loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of operations.

After initial recognition, financial assets are measured at their fair values except for loans and receivables, which are measured at amortized cost. After initial recognition, financial liabilities are measured at amortized cost except for financial liabilities at fair value through profit and loss, which are measured at fair value.

The Company classifies its financial assets and liabilities at initial recognition according to their characteristics and management’s intentions related thereto.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

e)	Financial assets and liabilities (continued)

The classifications currently being used by the Company for financial assets include:

1.	Fair value through profit or loss – measured at fair value with changes in fair value recorded in the consolidated statements of operations.

2.

Loans and receivables – measured at amortized cost using effective interest rate method with gains or losses recognized in the consolidated statements of operations in the period that the asset is no longer recognized or impaired.

Classification choices for financial liabilities include:

1.	Fair value through profit and loss – measured at fair value with changes in fair value recorded in the consolidated statements of operations.

2.

Other financial liabilities – measured at amortized cost using the effective interest rate method with gains and losses recognized in the consolidated statements of operations in the period that the liability is no longer recognized.

The Company’s financial assets and liabilities are generally classified and measured as follows:

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents exclude cash subject to restrictions. Cash and cash equivalents and restricted cash are designated as loans and receivables.

(ii)	Short-term deposits

Short-term deposits include term deposits and short-term liquid investments with the original term to maturity of greater than three months but less than one year. Short-term deposits are designated as loans and receivables.

(iii)	Shareholder loans receivable, other receivables, deposits

Shareholder loans receivable, other receivables and deposits are classified as loans and receivables and accordingly are measured initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest method. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

e)	Financial assets and liabilities (continued)

(iv)	Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are initially recognized at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Accounts payable and accrued liabilities and debt are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

(v)	Derivative financial instruments

The Company may enter into derivative instruments such as forwards or options from time to time to preserve and enhance future cash flow streams. Forward exchange contracts may be entered into from time to time to hedge anticipated future transactions. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

Derivative financial instruments, including embedded derivatives, are initially recognized at fair value on the date the contract is entered into and are subsequently re-measured at their fair value. Fair values of derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date. Changes in fair value are recognized in the statements of operations as the Company does not currently apply hedge accounting.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates.

(vi)	Financial assets – impairments

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment may include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

f)	Investment in associates

Investment in associates over which the Company exercises significant influence is accounted for using the equity method. The Company’s investment is initially recorded at cost, which represents the fair value of the consideration paid. When the Company recognizes an investment in an associate on the loss of control of a former subsidiary, cost is measured as the fair value of the investment retained in the former subsidiary. Thereafter, the carrying value of the investment is increased by additional contributions to the associate and decreased for any distributions received from the associate. The carrying value is also adjusted for the Company’s share of the profit or loss of the associate after the initial date of recognition. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If such evidence exists, the investment is tested for impairment. An impairment loss is recognized as the amount by which the carrying value exceeds the recoverable amount of the associate. Impairment losses are reversed to the extent the recoverable amount subsequently increases.

g)	Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include property option payments and evaluation activity. Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized.

h)	Property, plant and equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation.

Assets available for use are depreciated to their residual values over their estimated useful lives.

Depreciation of property, plant and equipment is calculated using the straight-line method over the following estimated useful lives:

Computer software and equipment	two to three years
Process mobile equipment	three to ten years
Transportation equipment	four years
Office equipment, furniture and vehicles	five years
Leasehold improvements	ten years
Buildings	twenty years

Both the estimated useful lives and residual values of assets are reviewed at least annually.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

i)	Impairment of non-financial assets

Assets that are subject to depreciation or amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of operations for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (“cash-generating units”).

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

j)	Leases

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. The lease expenses are charged to profit or loss on a straight- line basis over the life of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

k)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the period end, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

l)	Stock-based compensation

The Company’s share option plan provides for the granting of stock options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

l)	Stock-based compensation (continued)

The fair value of the options issued to employees, or those providing services similar to employees, is measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is recognized either as general and administration expense or as property, plant and equipment when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

m)	Share purchase warrants

Share purchase warrants issued by the Company with an exercise price denominated in the Company’s functional currency are considered to be equity instruments, with the consideration received reflected as contributed surplus. Upon exercise, the original consideration is reallocated from contributed surplus to share capital along with the associated exercise price.

n)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are reviewed at each reporting period and recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities are presented as non-current.

o)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

o)	Earnings (loss) per share (continued)

Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if outstanding stock options and warrants were exercised and converted to common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method, whereby dilution is calculated based upon the number of common shares issued should “in-the-money” stock options and warrants be exercised and the proceeds used to repurchase common shares of the Company at the average market price during the period.

p)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

q)	Adoption of new or revised IFRSs during the year

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. The changes were made in accordance with the applicable transitional provisions.

(i)	IFRS 10 – Consolidation

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013, and determined that the adoption of IFRS 10 did not result in any change in the consolidated financial statements.

(ii)	IFRS 12 – Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, structured entities, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

The adoption of IFRS 12 did not result in any change in the disclosure annual consolidated financial statements for the year ended December 31, 2013.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

q)	Adoption of new or revised IFRSs during the year (continued)

(iii)	IFRS 13 – Fair value measurement

IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.

The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013.

IFRS 13 also establishes disclosures about fair value measurement. Previous IFRS guidance on measuring and disclosing fair value was dispersed among several standards, and in many cases did not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 resulted in additional disclosures on fair value measurements (note 22).

(iv)	Amendments to IAS 1 – Presentation of Financial Statements

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit and loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

r)	Adoption of new or revised IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i) IFRS 9 – Financial instruments

IFRS 9, Financial Instruments, was issued in November 2009 and amended in October 2010 and in November 2013. IFRS 9 replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

r)	Adoption of new or revised IFRSs not yet effective (continued)

(i)	IFRS 9 – Financial instruments (continued)

The main difference is that, in cases where the fair value option is taken for financial liabilities, the part of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the consolidated statements of operations, unless this creates an accounting mismatch. IFRS 9 also amends some of the requirements in IFRS 7, Financial Instruments: Disclosures. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9 pending the finalization of the impairment and classification and measurement requirements. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

(ii)	IFRIC 21 – Levies

In May 2013, IASB issued IFRIC 21, Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

3	Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historical experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

a)	Measurement of the refundable deposit liability

A refundable deposit liability is payable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date of the Project. The Company cannot accurately predict the outcome or timing of this decision (note 9).

b)	Recoverability of receivables

If an insurance claim relates to a recovery of losses, the Company recognizes the recovery when it is probable and reasonably estimable. Management’s judgment and estimates for the recoverability of insurance and other receivables are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

3	Critical accounting estimates and judgments (continued)

c)	Impairment of assets

The Company exercises judgment when evaluating the evidence of impairment for shareholder loans receivable. Where such evidence exists, estimates of future cash flows and the recoverable amount are required to determine the amount of any impairment.

Management’s judgment and estimates in these areas are based on information available from internal and external resources at that time. In assessing impairment for the shareholder loans receivable, management has considered a number of factors relating to the Boleo Project, including project funding (see note 1), latest available capital cost estimates and project schedules, preliminary mine and operating plans, future taxes and other market indicators. Actual results could differ from these estimates and judgments, as additional information becomes known.

d)	Classification of receivable from MMB

The Company exercises judgment in presenting the receivable from MMB as current or non-current. It is management’s judgment that the receivable from MMB is contractually due and owing, and as such, the receivable is a current asset. There is uncertainty to whether this receivable will be realized into cash within twelve months.

e)	Income taxes

Foreign withholding taxes are payable when interest from shareholder loans are received. The accrued withholding tax is estimated at each reporting period based on management’s assessment of ultimate future tax obligations, and the portion attributable to the current reporting period. Actual results could differ from these estimates and judgments, as additional information becomes known.

f)	Contingent liabilities

The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB or legal actions against the Company, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

As at the reporting date, the MMB debt guaranteed by the Company is in an event in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern including the status of the existing MMB loan facilities, and the subsequent commitment by KORES to provide Phase II funding (note 1). In the Company’s assessment of whether payment or a loss is probable pursuant to the class action lawsuit, the Company considered that the class has not yet been certified and may never be.

Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

4	Other current assets

	December 31,	December 31,
	2013	2012
		(note 7)
Prepaid expenses	45	48
Insurance recoveries	963	509
Receivable from MMB (notes 3(d),15, 21(a))	1,674	1,736
Other receivables, advances, and deposits	174	511

	2,856	2,804

An impairment of $Nil (2012-$100) was recognized against other receivables.

5	Restricted cash

	December 31,	December 31,
	2013	2012
		(note 7)
Amounts held in security with the LCIA (i)	188	-
Amounts restricted for employee liabilities (ii)	-	1,267

	188	1,267

(i)	As discussed in note 18(e), the Company was required to post Cdn$200 thousand with the London Court of Arbitration (“LCIA”) in October 2013. These funds were returned to the Company in January 2014.

(ii)	Represents funds held in a trust established by the Company in 2012. The trust terminated June 30, 2013 with the balance returned to the Company in the third quarter of 2013.

6	Investment in MMB

	Investment in	Shareholder
	associate	loans receivable
Balance – January 1, 2012	-	-
Initial recognition upon deconsolidation of MMB (note 7)	33,709	-
Share of results in associate	9,985	-

Balance – December 31, 2012	43,694	-
Share of results in associate	5,853	-
Reduction from dilution of investment in associate	(31,642)	-
Transfer to shareholder loans receivable upon loss of significant influence	(17,905)	17,905

Balance – December 31, 2013	-	17,905

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

6	Investment in MMB (continued)

The Company’s investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

Up to August 26, 2012, the Company held a 70% equity interest in MMB. As a subsidiary, the results of MMB were included up to this date in the consolidated financial statements of the Company.

On August 27, 2012, the Consortium completed the Stage I financing of $90,000 and pursuant to the terms of the Consortium Financing, Baja’s ownership interest in MMB was reduced from 70% to 49% (a reduction of 21%). Although the Company lost control over MMB, it retained significant influence in MMB through its shareholding and board representation.

Accordingly, the Company:

  Derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012 (note 7);

  Derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation);

  Recognized the investment retained in MMB at its fair value of $33,709 as an “investment in associate”; and

  Recognized the difference of $127,260 as a loss attributable to the Company on the loss of control of MMB.

In approximating a fair value for its 49% interest in MMB, management considered that MMB represented the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be determined by the market capitalization of the Company following the announcement of the completion of the Phase I interim funding adjusted for the estimated fair values at August 27, 2012 of the Company’s other assets and liabilities. This method supports an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

On February 12, 2013, the Company announced it agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase II Funding Requirement, which would dilute the Company’s equity interest in MMB in stages from 49% to 26.2%, 20.9%, 15.7% and 10%; and reduce the principal value of the shareholder loans from $264,902 to $197,589, $170,301, $136,674 and $93,820, respectively.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

6	Investment in MMB (continued)

On February 12, 2013, the Company’s ownership interest in MMB was reduced from 49% to 26.2%. As the investment in MMB continued to be an associate at that time, the Company derecognized the carrying value of the associate proportionate to its 22.8% equity reduction. The resulting loss of $17,667 was recognized in the consolidated statements of operations.

The Company’s ownership interest in MMB was further reduced to 20.9% on April 18, 2013, and to 15.7% on May 10, 2013. The Company lost significant influence over MMB when its equity interest in MMB dropped below 20%, which is estimated to be at April 30, 2013.

Upon the loss of significant influence, the Company recognized a further loss of $13,975 in the consolidated statements of operations being the difference between the $17,905 estimated fair value of the retained investment in MMB and the $31,880 carrying value of the investment in associate at the date when significant influence was lost. 100% of the fair value of $17,905 for the Company’s retained interest in MMB was allocated to the shareholder loans receivable.

In approximating a fair value for its retained investment in MMB, management considered that MMB represented the Company’s most significant asset. Therefore, a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at April 30, 2013, may be determined by the market capitalization of the Company using a volume weighted average share price during the period April 18, 2013, to May 10, 2013, and adjusted for the fair values at April 30, 2013, of the Company’s other assets and liabilities. This method results in an estimated fair value of $17,905 for the Company’s interest in MMB as of April 30, 2013. It is management’s judgment that the initial fair value of $17,905 as of April 30, 2013, incorporated the expectation that the principal on the shareholder loan would be reduced to $93,820, and therefore no further adjustment was required to the carrying value of the loan receivable when the final scheduled loan principal transfer was completed on July 30, 2013.

Subsequent to the initial recognition of $17,905, the shareholder loans receivable are measured at amortized cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the financial instrument’s expected life to the net carrying amount of the financial instrument. The Company calculated an effective interest of 61.3% at inception as of April 30, 2013, using the contractual cash flows associated with a $93,820 principal balance over the remaining term of the loans, which mature on September 7, 2020. However, management considered the going concern uncertainties for MMB as described in note 1, and concluded that no interest income from these shareholder loans should be recognized during the period ended December 31, 2013.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

7	Deconsolidation of subsidiary

The following table summarizes the carrying values of the assets and liabilities on August 27, 2012 and the loss resulting from the loss of control of MMB (note 6).

August 27,
2012
ASSETS
Cash and cash equivalents	39,688
Other current assets	26,158
Current assets	65,846

Restricted cash	26,743
Deposits	8,977
Inventory	3,046
Deferred financing costs	1,460
Property, plant and equipment (note 8)	836,783
Total assets	942,855

LIABILITIES
Accounts payable and accrued liabilities	111,077
Current portion of environmental liabilities	327
Current portion of senior debt	359,510
Current portion of subordinated debt	104,888
Current portion of derivative liabilities	33,304
Current liabilities	(609,106)

Environmental liabilities	24,411
Subordinated debt – non-controlling interests (ii)	198,712
Total liabilities	(832,229)

Non-controlling interests (iii)	50,561

Net assets and non-controlling interest derecognized	161,187

Net assets and non-controlling interest derecognized	(161,187)
Transfer of subsidiary’s other comprehensive income	218
Investment in MMB (i)	33,709
Loss on deconsolidation of subsidiary	(127,260)

(i)	On August 27, 2012, Baja recorded its investment in MMB at its fair value of $33,709.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

7	Deconsolidation of subsidiary (continued)

(ii)

For the 2012 year-end, MMB re-evaluated the discount rate used for estimating the fair value at inception of certain loan advances from shareholders in 2012. Accordingly, the Company reassessed the carrying value of subordinated debt held by non-controlling interests as of the date of loss of control, and reduced the carrying value by $26,488. This adjustment was recognized in the fourth quarter of 2012, and increased the loss on deconsolidation previously recognized at September 30, 2012.

(iii)

For the 2012 year-end, Baja determined that a portion of the fair value differential of loans from non- controlling interests recorded in contributed surplus in 2012 should be recorded in equity attributable to non-controlling interests. Accordingly, the Company re-assessed the carrying value of non-controlling interests as of the date of loss of control by $15,062. This adjustment was recognized in the fourth quarter of 2012, and decreased the loss on deconsolidation previously recognized at September 30, 2012.

8	Property, plant and equipment

	Property,
	plant and	Construction	Mineral	Total
	equipment	in progress	properties	(note 7)
Cost
Balance – January 1, 2012	54,787	346,174	211,189	612,150
Additions	4,046	275,902	58,976	338,924
Borrowing costs capitalized	-	-	66,307	66,307
Share-based payments capitalized	-	-	(49)	(49)
Asset retirement obligation change in estimate	-	-	8,320	8,320
Transfer between categories	41,939	(41,939)	-	-
Disposals	(3,099)	-	-	(3,099)
Impairment	(1,861)	-	(171,474)	(173,335)
Foreign currency translation	96	-	16	112
Deconsolidation of subsidiary	(95,807)	(580,137)	(173,285)	(849,229)
Balance – December 31, 2012	101	-	-	101
Disposals	(6)	-	-	(6)
Foreign currency translation	(6)	-	-	(6)
Balance – December 31, 2013	89	-	-	89
Accumulated depreciation
Balance – January 1, 2012	(7,112)	-	-	(7,112)
Depreciation	(7,645)	-	-	(7,645)
Disposals	2,596	-	-	2,596
Foreign currency translation	(342)	-	-	(342)
Deconsolidation of subsidiary	12,446	-	-	12,446
Balance – December 31, 2012	(57)	-	-	(57)
Depreciation	(17)	-	-	(17)
Disposals	6	-	-	6
Foreign currency translation	3	-	-	3
Balance – December 31, 2013	(65)	-	-	(65)
Net carrying value
At December 31, 2012	44	-	-	44
At December 31, 2013	24	-	-	24

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

8	Property, plant and equipment (continued)

During 2012, the Company identified a significant forecast cost overrun on the Boleo Project (note 1), which subsequently led to a significant decline in the Company’s market capitalization. In light of these events, the Company recorded an impairment loss of $171,474 against its property, plant and equipment in the statement of operations. The impairment is based on the estimated value in use of a single cash-generating unit - the Boleo Project, located in Mexico. In estimating the value in use, management applied a discounted cash flow approach, which reflected expected revenue and operating expenditure during the life of the mine using a 12.25% pre-tax discount rate.

The Company also recorded an impairment of $1,861 in 2012 against the remaining assets held at the head office.

The net book value of property, plant and equipment decreased by $836,783 from the deconsolidation of MMB in 2012 (note 7).

9	Subordinated debt facilities

Refundable deposit liability

		Amount
	Face value	recognized

Balance – January 1, 2012	10,000	9,360
Accretion of discounted liability for the year	-	640
Balance - December 31, 2012	10,000	10,000
Balance – December 31, 2013	10,000	10,000

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

Prior to the loss of control of MMB, the refundable deposit liability was measured at amortized cost. The remaining life was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012.

As the manganese production decision is to be made by the board of directors of MMB, the Company recognized the face value of the refundable deposit liability when the Company lost control of MMB on August 27, 2012 (note 1). The Company cannot accurately predict the outcome or timing of the manganese production decision. The change in estimate of amortized cost was recorded as accelerated accretion.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

10	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2012	24,670,477
Warrants exercised during the year	(984,375)
Warrants expired during the year	(16,277,375)
Warrants outstanding – December 31, 2012	7,408,727
Warrants outstanding – December 31, 2013	7,408,727

The following table summarizes information about share purchase warrants outstanding at December 31, 2013:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)
1.00 to 1.49	7,408,727	1.50	1.38

The share purchase warrants outstanding at December 31, 2013 were terminated in January 2014 (note 18(e)).

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – January 1, 2012	27,987,500	0.95
Granted	50,000	0.92
Exercised	(450,000)	0.40
Forfeited/expired	(11,827,500)	0.96
Stock options outstanding – December 31, 2012	15,760,000	0.96
Forfeited/expired	(8,042,500)	0.85
Stock options outstanding – December 31, 2013	7,717,500	1.07

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

10	Share capital (continued)

c)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2013:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)
0.50 to 0.99	980,000	0.37	0.57	980,000	0.37
1.00 to 1.49	6,737,500	1.87	1.15	6,737,500	1.87
	7,717,500	1.68	1.07	7,717,500	1.68

At December 31, 2013, there were no (2012 – nil) potentially dilutive shares related to stock options that have been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. In 2012, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares. At December 31, 2013, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period is estimated at each measurement date using the Black-Scholes option-pricing model. No stock options were issued in 2013. In 2012, the Company granted 50,000 five-year stock options to consultants and employees, with a fair value of $25 attributed to these options.

During the second quarter of 2013, the vesting period of all previously issued outstanding stock options was completed. The total stock-based compensation recorded during the year ended December 31, 2013 on all vested options was $27 (2012 – $289). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (2013 - $27; 2012 – $338) or to property, plant and equipment (2013 - $Nil; 2012 – $(49)), with the offsetting amount recorded to contributed surplus. The weighted average share price during the year was $0.04 (2012 - $0.28).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

10	Share capital (continued)

c)	Stock options (continued)

The fair value of stock options granted during the year was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2013	2012

Risk-free interest rate	-	1.15%
Dividend yield	-	0%
Expected volatility (i)	-	75%
Expected stock option life	-	3.85 years
Weighted average forfeiture rate	-	5.46%
Weighted average exchange rates during the year (US$/Cdn$1)	-	$1.0006
Weighted average fair value of stock options granted	-	$0.50

(i)	Expected volatility is determined by reference to historically observed prices of commons shares.

11	General and administration expense

	Years ended December 31,
	2013	2012
		(note 7)

Wages (i)	1,587	4,689
Management and directors fees (i)	520	1,731
Stock-based compensation (i) (note 10(c))	27	338
Professional and consulting fees	1,233	5,108
Office and administration	539	2,145
Shareholders information (ii)	97	2,300
Depreciation	17	1,724
	4,020	18,035

(i)	See note 15 for compensation (including termination benefits) paid or payable to key management personnel.

(ii)	Shareholder information includes costs of $Nil (2012 - $1,617) incurred by the Company in connection with a proxy contest requisitioned by a significant shareholder.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

12	Exploration and evaluation expenditures

	Years ended December 31,
	2013	2012
Cinto Colorado
Option agreement – cash payments	72	-
Legal and environmental due diligence	257	-
Metallurgy, operations engineering and design	187	-
Operating payments	26
Travel	25	-
	567	-

Cinto Colorado

On April 30, 2013, the Company entered into an option agreement (the “Agreement”) whereby it can earn up to an 80% interest in Cinto Colorado S. de R.L. de C.V. (“Cinto Colorado”), a private Mexican company. On January 25, 2014, the Company amended certain terms of the Agreement, which extended the term of the original Agreement.

Cinto Colorado’s main asset is a surface lease, which entitles Cinto Colorado to process and/or sell tailings and slag now stored on the lands subject to the lease (the “Lands”). The Lands are situated within Santa Rosalia, Baja California Sur, Mexico and are adjacent to the existing Boleo Project of MMB.

Under the amended Agreement, for Baja to exercise its right to acquire the interest in Cinto Colorado it is required to:

  Pay $72 to Cinto Colorado (already paid);

  Deliver a NI 43-101 compliant preliminary feasibility study (“PFS”) at the earlier of (i) six months following the date on which the legal due diligence is completed to the satisfaction of the Company or (ii) November, 25, 2014.

  Deliver a NI 43-101 compliant definitive feasibility study (“DFS”) on or before eight months following the completion of the PFS; and

  If needed, complete a financing on or before six months following the delivery of the DFS, equal to the minimum amount estimated in the DFS needed to implement the DFS’ recommendations.

13	Impairment expense

	Years ended December 31,
	2013	2012
		(note 7)

Other receivables (note 4)	-	100
Property, plant and equipment (note 8)	-	173,335
Inventory (i)	-	1,402
Deferred financing costs (ii)	-	15,542
	-	190,379

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

13	Impairment expense (continued)

(i)	During 2012, MMB developed and implemented grade control and stockpile programs (note 7). Previously recognized stockpile inventory in the amount of $1,402 was written off.

(ii)

During 2012, the Company considered the uncertainty surrounding MMB’s ability to reinstate its senior and subordinated debt facilities (notes 1 and 7) and recorded an impairment of $15,542 of deferred financing costs.

14	Fair value adjustment on derivative instruments

	Years ended December 31,
	2013	2012
		(note 7)

Fair value (loss) from Louis Dreyfus put option (a)	-	(5,821)
Fair value net gains from MMB derivative liabilities (b)	-	16,404
	-	10,583

a)	Louis Dreyfus put option

As part of the project debt facility, MMB was required to arrange a $100,000 cost overrun facility. MMB obtained $50,000 of the cost overrun facility proportionately from the Commercial Banks. The Company and the Consortium had agreed to proportionately provide the remaining $50,000 of which the Company had satisfied its $35,000 contribution through a convertible cost overrun facility agreed to with Louis Dreyfus Commodities Metals Suisse S.A. (“Louis Dreyfus”) in the form of an irrevocable letter of credit.

Had the Company utilized this convertible cost overrun facility, Louis Dreyfus would have been issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The convertible cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company initially recorded a non-current derivative financial asset on its balance sheet.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus convertible cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted (note 18(e)).

Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Banks elected to terminate the Commercial Banks cost overrun facility. Due to the Company’s inability to utilize the facility, the value of the Louis Dreyfus put option was reduced to $Nil as of December 31, 2012, and remains unchanged at $Nil as of December 31, 2013.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

14	Fair value adjustment on derivative instruments (continued)

a)	Louis Dreyfus put option (continued)

Subsequent to December 31, 2013, the Company and Louis Dreyfus reached a settlement where it was agreed that the convertible cost overrun facility provided by Louis Dreyfus no longer exists (note 18(e)).

Prior to December 31, 2012, the Company used the Black-Scholes option-pricing model, applying management’s estimate of the weighted probability amount of the facility. The resulting fair value loss of $5,821 for 2012 was recognized in the consolidated statements of operations.

b)	MMB derivative liabilities

During 2012, MMB recognized fair value losses of $3,338 on a zero cost collar copper hedging program. As of August 27, 2012, MMB used market valuations provided by the counterparties to estimate the fair value of the hedge liability at $33,304. Prior to this date, MMB valued its hedge liabilities using an option valuation model. The primary inputs in the valuation model were copper price, copper price volatility and interest rates.

During 2012, MMB recognized fair value gains of $19,742 for embedded mandatory prepayment derivatives on certain of its senior and subordinate debt facilities. MMB was not in compliance with all covenants associated with the underlying debt and was under an Event of Default at the date of loss of control on August 27, 2012. Based on the remedies and rights available to the lenders, management determined that the underlying debt contained a demand feature and that the fair value of the mandatory prepayment options associated with this debt approximated $Nil at August 27, 2012.

15	Related party transactions

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team, and the board of directors.

The compensation paid or payable to key management, or to companies in common with key management personnel, for services provided is shown below.

	Year ended December 31,
	2013	2012

Short-term employee benefits	713	1,802
Termination benefits	-	1,394
Stock-based compensation	5	373
	718	3,569

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

15	Related party transactions (continued)

Compensation of key management personnel (continued)

The termination benefits above were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

Transactions with MMB

Under a management services agreement, the Company provided certain administrative, technical and other support services to MMB. In November 2012, MMB provided the required 90 days’ notice to terminate this management service agreement.

Prior to the loss of control of MMB in August 2012 (note 7), any intercompany transactions with MMB were eliminated upon consolidation.

Subsequent to the loss of control of MMB, the Company has recognized $58 (2012 - $1,099) in recoveries in the consolidated statements of operations as an offset against general and administrative expenses.

MMB ceased being a related party to the Company when the Company lost significant influence over MMB in the second quarter of 2013 (note 6).

At December 31, 2013, $1,674 (2012 - $1,736) is included in other current assets.

Other related parties

The Company also recognized $Nil (2012- $53) of general and administrative expense recoveries from a company with directors and officers in common.

When MMB was a subsidiary of the Company, loans from the Consortium to MMB also represented related party transactions. At the date of loss control on August 27, 2012, the Consortium had advanced a total of $251,085 in subordinated debt to MMB (note 7).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

16	Income taxes

Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2013	2012
		(note 7)
Withholding taxes accrued (i)	(469)	1,673
Current income tax	-	-

Tax (expense) recovery	(469)	1,673

A reconciliation between tax expense and the product of accounting income or loss multiplied by the Company’s statutory tax rate of 25.75% for the year ended December 31, 2013 (2012 – 25%) is as follows:

	Years ended December 31,
	2013	2012
		(note 7)
Loss before income tax	(28,850)	(322,942)
Statutory tax rate	25.75%	25.00%
Expected recovery at statutory tax rate	7,429	80,735
Difference in foreign tax rates	(1,233)	3,747
Effect of changes in enacted rates	(9,107)	-
Effect of loss on deconsolidation	-	(23,404)
Effect of foreign exchange differences	(2,892)	(7,090)
Effect of inflation adjustments in foreign tax jurisdiction	-	(4,833)
Foreign withholding taxes	(469)	1,673
Non-deductible expenses	7,545	(28,708)
Change in estimates	459	-
Other permanent differences	-	(295)
	1,732	21,825
Change in unrecognized deferred tax assets	(2,201)	(20,152)
Income tax (expense) recovery	(469)	1,673

(i)

Estimated accrued foreign withholding taxes of $1,541 at December 31, 2013 (2012 - $1,072) are payable when interest from shareholder loans is received (note 6). The tax recovery in 2012 reflects a change in the Company’s estimation of the withholding tax liability incurred on interest to be received on the shareholder loans receivable.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

16	Income taxes (continued)

The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,	December 31,
	2013	2012
		(note 7)

Non-capital loss carry-forwards	12,226	11,717
Deferred financing costs	55	95
Property, plant and equipment	612	1,039
Capital losses and contributions	32,540	29,787
Share issuance costs	895	1,489
	46,328	44,127
Unrecognized deferred tax assets	(46,328)	(44,127)
Deferred tax assets	-	-
Deferred tax liabilities	-	-
Net deferred tax asset (liability)	-	-

At December 31, 2013, that Company had unrecognized non-capital losses for income tax purposes of $47,022 (2012 - $46,870) that may be used to offset future taxable income as follows:

			December 31, 2013
		Local	USD	Expiry date
		currency	equivalent
Non-capital losses
Canadian dollar	CAD	50,013	47,022	2014 - 2033

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

17	Segmented information

Operating Segments

The Company currently operates in one business segment, being the acquisition, exploration and development of resource properties.

No revenues were earned from external customers in either 2013 or 2012.

Geographic Segments

The Company operates internationally with the head office located in Canada and the subsidiaries located in Luxembourg.

The property plant and equipment held at December 31, 2013 and December 31, 2012 was located in Canada.

18	Guarantees, commitments and contingencies

a)

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of 2010 Project Financing as a guarantor. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at December 31, 2013, there was $229,277 drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. During June 2013, the commercial banks closed out the majority of the hedge position with the remainder closed out in July 2013. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

The 2010 Project Financing is senior to all other debt held by MMB, and limits MMB’s ability to transfer funds to the Company in the form of dividends or repayment of debt or advances.

b)	Future commitments under non-cancellable operating leases for offices are as follows:

Not later than one year	51
Later than one year and not later than five years	68
119

Minimum lease payments of $76 (2012- $683) were recognized as an expense in the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

18	Guarantees, commitments and contingencies (continued)

c)

In 2012, the Company entered into a lease assignment for offices no longer being used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfill its obligations to the landlord. The lease expires September 30, 2020.

At December 31, 2013, total future aggregate minimum lease payments over the remaining lease term by the assignee to the landlord covered by this indemnity agreement is $4,207.

No amount has been accrued for this indemnity as of December 31, 2013 as management has assessed that it was not probable that the Company will be required to cover any amounts under the indemnity.

d)

Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class has not yet been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of December 31, 2013.

The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

e)

In May 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) commenced arbitration proceedings against Baja in the London Court of Arbitration (the "LCIA") and, in June 2012, proceedings against Baja in the Supreme Court of British Columbia. Both proceedings related to the Boleo Project cost overruns announced by Baja in April 2012. In July 2013, Baja filed a counterclaim against Louis Dreyfus in the LCIA arbitration proceedings. As a result of bringing the counterclaim, Baja was required to post Cdn$200 thousand with the LCIA (the "Counterclaim Security"), which funds were held in trust and were to be paid to Louis Dreyfus in the event that the arbitral tribunal in the LCIA arbitration proceedings awarded legal costs to Louis Dreyfus as a result of its defence of Baja's counterclaim.

In January 2014, Baja and Louis Dreyfus fully terminated these proceedings. Under the terms of the settlement:

  Baja and Louis Dreyfus agreed that the Convertible Cost Overrun Facility dated September 28, 2010 (the "COF") is terminated and no longer exists (note 14(a));

  Both Baja and Louis Dreyfus agreed to fully and finally withdraw all known claims made or which could have been made in the LCIA arbitration proceedings and the proceedings in the Supreme Court of British Columbia;

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

18	Guarantees, commitments and contingencies (continued)

e)	(continued)

  the Counterclaim Security from the LCIA is to be returned to Baja (note 5) ; and

  Baja and Louis Dreyfus agreed that the Bonus Warrant Agreement dated September 28, 2010 and bonus warrants issued to Louis Dreyfus pursuant to the COF, which were never exercised by Louis Dreyfus, are terminated and no longer exist (note 10(b)).

f)

Due to the nature of its business, the Company may be subject to claims, lawsuits, and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty but existing litigation is not considered likely to have a material impact on the financial statements.

19	Supplemental cash flow information

a)	Cash and cash equivalents

	December 31,	December 31,
	2013	2012
		(note 7)
Cash in bank	263	1,087
Cash equivalents	2,840	4,475
	3,103	5,562

b)	Non-cash investing and financing activities

	December 31,	December 31,
	2013	2012
		(note 7)
Increase in accounts payable and accrued liabilities related to property, plant and equipment	-	59,572
Increase in accounts payable and accrued liabilities related to deferred financing costs	-	551
Borrowing costs capitalized in property, plant and equipment	-	63,292
Stock-based compensation capitalized in property, plant and equipment (note 10(c))	-	(49)
	-	123,366

Non-cash activities in 2012 also included the deconsolidation of a subsidiary (note 7).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

19	Supplemental cash flow information (continued)

c)	Other supplemental information

	December 31,	December 31,
	2013	2012
		(note 7)
Interest received	29	558
Interest paid	-	5,628

20	Management of capital

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, to maximize the potential value of its investment in MMB and to pursue alternative project opportunities for the benefit of its stakeholders. Prior to the loss of control of MMB in August 2012, the Company has relied on funding from a combination of equity sources (common shares, options and warrants) and debt sources (senior and subordinated debt) for capital investments. Following the loss of control of MMB, the Company expects that it may continue to be dependent on the capital markets as its source of operating capital. The Company’s capital resources are now largely determined by the strength of the junior resource markets and by the status of the Boleo Project in relation to these markets, and the Company’s ability to compete for investor support for the Boleo Project and any other prospective projects.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating budgets are reviewed and updated annually and as necessary depending on various factors, including operational and strategic decision-making and general industry conditions.

21	Financial risk management

The Company’s financial instruments are exposed to the following credit, liquidity and market risks:

a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily on its cash, other current receivables, and shareholder loans receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management (continued)

a)	Credit risk (continued)

The Company’s investment policy is to invest its available cash in instruments with ratings ranging from AA to AAA, earning investment income at fixed or variable interest rates established at the time of the investment. The Company’s cash and cash equivalents are substantially invested in financial instruments issued by Chartered Banks in Canada.

Financial assets due from MMB include the shareholder loans receivable of $17,905 plus $1,674 included in other current assets pursuant to a management service agreement between MMB and the Company, which was terminated by MMB during the first quarter of 2013. $1,649 of the MMB receivable relates to invoices more than one year old. Repayment of these amounts by MMB is dependent in part on the completion of the development of the Boleo Project and establishing profitable operations (note 1).

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Factors influencing the Company’s ability to continue as a going concern are described in note 1. The Company manages liquidity risk through the management of its capital structure as outlined in note 20 to these consolidated financial statements.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The contractual maturities of the Company’s financial liabilities as of December 31, 2013 are as follows:

	Total	Contractual Maturity
Accounts payable and accrued liabilities	1,014	Due within 1 year
Subordinated debt	10,000	Due within 1 year (i)
Foreign withholding tax liability	1,541	Greater than 1 year (ii)
	12,555

(i)

The repayment of the refundable deposit liability, if required, is dependent on the results of the manganese production decision. As the manganese production decision is to be made by the board of directors of MMB, the Company cannot accurately predict the outcome or timing of the manganese production decision. The refundable deposit liability is reflected as a current liability since the Company does not have an unconditional right to defer settlement of the liability for at least 12 months once the manganese production decision is made (note 9).

(ii)	Foreign withholding taxes are payable when interest is received from shareholder loans receivable (notes 6 and 16).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management (continued)

c)	Foreign exchange risk

The Company operates internationally with offices and operations in Canada and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. The Company’s operating expenses are incurred primarily in U.S. and Canadian currencies, and to a lesser extent other foreign currencies such as the Euro.

The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s U.S. dollar-based monetary assets and liabilities to Canadian dollars. These foreign exchange gains or losses are included in the consolidated statements of operations. These foreign exchange gains or losses will then be partially offset by the currency translation adjustment recognized in other comprehensive loss arising from the translation of the net assets of Baja in Canadian dollars into the presentation currency of U.S. dollars (note 2(d)).

A significant change in the currency exchange rate between the U.S. dollar relative to the Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at December 31, 2013, U.S. dollar financial instruments subject to foreign exchange risk are as follows:

Foreign
Baja Mining Corp.	currency amount
USD
Cash and cash equivalents	2,619
Shareholder loans receivable	17,905
Receivables	381
Accounts payable and accrued liabilities	(77)
Net U.S. assets (liabilities) exposed	20,828

A 1% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $215 and an offsetting currency translation gain or loss in other comprehensive loss of $237.

d)	Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2013, the Company has cash and cash equivalents and no interest-bearing debt.

The Company has not entered into any contracts to hedge its risk against interest rate fluctuations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

22	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

All of the Company’s financial assets and financial liabilities are initially recorded at fair value.

Certain financial assets and liabilities are measured at fair value on a recurring basis. At December 31, 2013, only the derivative instrument is measured at fair value on a recurring basis.

Certain non-financial assets may also be measured at fair value on a non-recurring basis when an impairment charge is recognized. There were no such fair value measurements at December 31, 2013.

The Company has not offset financial assets with financial liabilities.

There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels used to value the Company’s financial assets and liabilities are described below.

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

  Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly, i.e. as prices, or indirectly, i.e. derived from prices.

  Level 3 – Inputs for the asset or liability that are not based on an observable market, i.e. unobservable inputs.

Fair values of financial assets and liabilities

The following table summarizes the fair values of financial assets and financial liabilities as of December 31, 2013.

	Carrying value	Estimated fair
		value
Financial Assets
Cash and cash equivalents (i)	3,103	3,103
Current receivables (note 4) (i)	2,811	2,811
Restricted cash (note 5) (i)	188	188
Shareholder loans receivable (note 6) (ii)	17,905	17,905
Derivative asset (note 14) (iv)	-	-
	24,007	24,007
Financial Liabilities
Accounts payable and accrued liabilities (i)	1,014	1,014
Subordinated debt (note 9) (iii)	10,000	10,000
	11,014	11,014

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2013
(expressed in thousands of US dollars, unless stated otherwise)

22	Fair value measurements (continued)

Fair values of financial assets and liabilities (continued)

(i)	The carrying value is a reasonable approximation of fair value.

(ii)

Upon the loss of significant influence in MMB, which is estimated to be at April 30, 2013, the Company allocated 100% of the estimated fair value of $17,905 for the Company’s retained interest in MMB to shareholder loans receivable. The Company used an adjusted market capitalization approach as a reliable and verifiable proxy of fair value (note 6). It is management’s judgment that the estimated initial fair value of $17,905 for the Company’s interest in MMB as of April 30, 2013 incorporated the expectation that underlying principal value of the shareholder loans receivable would be reduced to $93,820. It is management’s judgment that the $17,905 still represents the most reliable and verifiable proxy of fair value of the shareholder loans receivable as of December 31, 2013.

(iii)	At December 31, 2013, the Company estimates the fair value of the refundable deposit liability to be equal to the amount payable on demand of $10,000.

(iv)	The fair value of the derivative put option was $Nil at December 31, 2013 and December 31, 2012 due to the Company’s inability to utilize the facility (note 14(a)). This would be a level 3 input.

23	Subsequent events

Subsequent to the year-end, the Company has entered into negotiations with KORES to join it and the other members of the Korean Consortium in agreeing to a conversion of all of the outstanding shareholder loans of MMB into equity of MMB. In parallel, Baja and KORES are also negotiating an agreement on certain key terms to be included in a new MMB shareholders agreement.